RECEIVED
FEB 2 7 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-00346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YYY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAGE WILEY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 KING STREET
(No. and Street)

NORTHAMPTON	MA	01060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MILNE — 413-584-9121 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

14046583

KW 3/10/14

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

DD 3/14/14

OATH OR AFFIRMATION

I, CHRISTOPHER MILNE ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE WILEY & CO., INC. , as of DECEMBER 31, , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JUDITH A. REYNOLDS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 30, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE - WILEY & COMPANY, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

Board of Directors
Gage - Wiley & Company, Inc.

We have audited the accompanying financial statements of Gage - Wiley & Company, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage - Wiley & Company, Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
January 20, 2014

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	116,976
Deposit with clearing organization		41,030
Receivable from broker-dealers and clearing organizations		138,694
Property and equipment, at cost, less accumulated depreciation and amortization of $ 472,153		86,292
Other assets		450,545
	$	833,538

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Income taxes payable	$	19,000
Accounts payable, accrued expenses, and other liabilities		159,615
		178,615
Stockholders' equity:		
Preferred stock		
Series A, 100 shares authorized, 5 shares issued and outstanding $.01 par value, nonvoting		25,000
Series B, 100 shares authorized, 10 shares issued and outstanding $.01 par value, nonvoting		50,000
Common stock		
Class A, 3,000 shares authorized, 504 shares issued and outstanding $.01 par value, voting		5
Class B, 2,000 shares authorized, 496 shares issued and outstanding $.01 par value, voting		5
Additional paid-in capital		249,990
Retained earnings		490,229
Less Treasury common stock at cost, Class B, 496 shares, $.01 par value, voting		(142,000)
Less Treasury preferred stock at cost, Class A, 5 shares, $.01 par value, nonvoting		(18,306)
Total stockholders' equity		654,923
	$	833,538

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenues:	
Commissions	$ 1,409,268
Interest	10,653
Other	1,412,000
	2,831,921
Expenses:	
Employee compensation and benefits	1,918,946
Floor brokerage, exchange and clearance fees	63,643
Communications and data processing	128,726
Occupancy and equipment rentals	181,700
Other expenses	479,561
	2,772,576
Income before income taxes	59,345
Provision for income taxes	10,463
Net income	$ 48,882

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2013	$ 75,000	$ 10	$ 249,990	$ 441,347	$(160,306)	$ 606,041
Net income	-	-	-	48,882	-	48,882
Balance, December 31, 2013	$ 75,000	$ 10	$ 249,990	$ 490,229	$(160,306)	$ 654,923

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 48,882
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	32,924
Changes in assets and liabilities:	
Increase in Deposits with clearing organization	(719)
Increase in Receivable from broker-dealers and clearing organizations	(3,114)
Increase in Other assets	(185,603)
Increase in Income Taxes Payable	19,000
Increase in Accounts payable, accrued expenses	99,779
Total adjustments	(37,733)
Net cash from operating activities	11,149
Cash flows used for investing activities	
Purchase of equipment	(3,264)
Cash flows from financing activities	
None	-
Net increase in cash	7,885
Cash, beginning of year	109,091
Cash, end of year	$ 116,976

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$ 0
Interest	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized as a Delaware corporation on December 29, 1986. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company processes mutual fund transactions in its customers' names.

Securities Transactions

Customers' securities transactions are recorded on the trade date. The related commission revenue and expenses are also recorded on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market value, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease or the service life, whichever is shorter.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - RECEIVABLE FROM BROKER- DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2013 consist of the following:

Fees and commissions receivable	$138,694

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2013 major classes of property and equipment consisted of the following:

Computer equipment	$229,964
Furniture and fixtures	173,285
Leasehold improvements	155,196
	558,445
Less: Accumulated depreciation	472,153
	$ 86,292

Depreciation expense for 2013 was $32,924.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Gage-Wiley Group, Inc., an affiliated entity, owns 10 shares of the Company's Series B preferred stock.

The Company charged Gage-Wiley Group, Inc. $1,400,000 for management services during 2013. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2013 the Company was owed $221,876 by this affiliate.

The Company charged GWG Insurance Agency, Inc. $12,000 for management services during 2013. At December 31, 2013 the company was not owed anything by this affiliate.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company leases its operating facility from a stockholder, under an operating lease expiring in December 2013.

The Company is also responsible for insurance, taxes, utilities, repairs and maintenance for the above operating lease. Since there is common control, operating results or financial position of the company could differ significantly from those that would have been obtained if the entities were autonomous.

Rent expense for 2013 was $131,250

NOTE 6 – LONG TERM LEASES

The Company leases additional office space at the rate of $1,610 per month. The lease expires April 2017.
Rent expense for 2013 was $19,320.

Future minimum lease payments for this non-cancelable operating lease at December 31, 2013 are as follows...

Year ended December 31,

2014	$ 19,320
2015	19,320
2016	19,320
2017	6,440
	$ 64,400

NOTE 7 - INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Taxes currently payable

Federal	$	12,000
State	$	7,000

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 the Company had net capital of $117,264, which was $17,264 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.52 to 1.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements, with funding based upon employee contributions. The total profit sharing plan expense was $42,665.

NOTE 10 - BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2013, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 20, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

GAGE - WILEY & COMPANY, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2013

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 Under the
Securities Exchange Act of 1934**

Board of Directors
Gage-Wiley & Company, Inc.

We have audited the financial statements of Gage-Wiley & Company, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated January 20, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Larry D. Liberfarb, PC

Norwood, Massachusetts
January 20, 2014

SCHEDULE I
GAGE - WILEY & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Computation of net capital	
Total stockholders' equity	$ 654,923
Adjustments	
Nonallowable assets	
Fixed assets, net	(86,292)
Other assets	(450,546)
Tentative net capital	118,085
Haircuts	(821)
Net capital	$ 117,264
Computation of aggregate indebtedness	
Income taxes payable	$ 19,000
Accounts payable, accrued expenses	159,615
Aggregate indebtedness	$ 178,615
Ratio of aggregate indebtedness to net capital	1.52 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$ 100,000
Reconciliation between audited and unaudited computation of net capital:	
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 118,375
Net audit adjustments	-
Increase in non-allowables and haircuts	(1,111)
Net capital per above	$ 117,264

SCHEDULE II

GAGE - WILEY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Gage-Wiley & Company, Inc.

In planning and performing our audit of the financial statements of Gage-Wiley & Company, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 20, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Gage-Wiley & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Gage-Wiley & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gage-Wiley & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gage-Wiley & Company, Inc.'s management is responsible for the Gage-Wiley & Company, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC

Norwood, Massachusetts
January 20, 2014

GAGE - WILEY & COMPANY, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
For the Year Ended December 31, 2013

Payment Date	To Whom Paid	Amount
7/23/2013	SIPC	$ 2,157.00
1/28/2014	SIPC	$ 2,535.00